                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                               ACADIA REALTY TRUST
                                (Name of Issuer)

              COMMON SHARES OF BENEFICIAL INTEREST, $.001 PAR VALUE
                         (Title of Class of Securities)

                                   004239 10 9
                      (CUSIP Number of Class of Securities)

                              KENNETH MILLER, ESQ.
                                 YALE UNIVERSITY
                               230 PROSPECT STREET
                            NEW HAVEN, CT 06511-2107
                                 (203) 432-0120
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)


                                    Copy to:
                             MICHAEL W. BLAIR, ESQ.
                              DEBEVOISE & PLIMPTON
                                919 THIRD AVENUE
                               NEW YORK, NY 10022
                                 (212) 909-6000

                               SEPTEMBER 17, 2002
         (Date of Event which Requires Filing Statement on Schedule 13D)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [X].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                         (Continued on following pages)

                                 SCHEDULE 13D

                                                CUSIP NO. 004239 10 9
 ----------------------------------------------------------------------------
   1.     NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
          Yale University
          I.R.S. Identification No. 06-0646973-N
 ----------------------------------------------------------------------------

   2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
          (a)  [ ]
          (b)  [ ]

 ----------------------------------------------------------------------------

   3.     SEC USE ONLY

 ----------------------------------------------------------------------------

   4.     SOURCE OF FUNDS (SEE INSTRUCTIONS)
          WC
 ----------------------------------------------------------------------------

   5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
          [ ]
 ----------------------------------------------------------------------------

   6.     CITIZENSHIP OR PLACE OF ORGANIZATION

 -----------------------------------------------------------------------------
                        7.     SOLE VOTING POWER
  NUMBER OF                    7,440,098
  SHARES              --------------------------------------------------------
  BENEFICIALLY          8.     SHARED VOTING POWER
  OWNED BY                     403,994
  EACH                --------------------------------------------------------
  REPORTING             9.     SOLE DISPOSITIVE POWER
  PERSON WITH                  8,421,759
                      --------------------------------------------------------
                       10.     SHARED DISPOSITIVE POWER
                               403,994
 -----------------------------------------------------------------------------

  11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          8,825,753
 -----------------------------------------------------------------------------

  12. CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
          [ ]
 -----------------------------------------------------------------------------

  13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          35.6%
 -----------------------------------------------------------------------------

  14.     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
          EP
 -----------------------------------------------------------------------------

ITEM 1.       SECURITY AND ISSUER

         This statement on Schedule 13D (the "Statement") relates to the common shares of beneficial interest, par value $.001 per share (the "Common Shares") of Acadia Realty Trust, a Maryland real estate investment trust (the "Trust"), whose principal executive offices are located at 20 Soundview Marketplace Shore Road, Port Washington, NY 11050.

ITEM 2.       IDENTITY AND BACKGROUND

         (a) This Statement is being filed by Yale University, a Connecticut corporation (the "Reporting Person").

         (b) The business address of the Reporting Person is c/o Yale University Investments Office, 230 Prospect Street, New Haven, CT 06511-2107.

         (c) The Reporting Person is a large research university with a wide array of programs, departments, schools, centers, museums, and affiliated organizations. The Reporting Person invests money for its endowment.

         (d) The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

         (f) The name, business address and present principal occupation or employment of each of the fellows and executive officers of the Reporting Person are set forth in Annex A to this Statement and are incorporated herein by reference. Unless otherwise indicated in Annex A, each of the fellows and executive officers of the Reporting Person is a citizen of the United States. To the Reporting Person's best knowledge and belief, none of the Reporting Person's fellows or executive officers has been convicted in a criminal proceeding or was or is subject to a civil judgment of the type described in clauses (d) or (e) above.

ITEM 3.       SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         The source of funds for the purchases of 8,421,759 Common Shares reported by the Reporting Person was working capital of the Reporting Person. The Reporting Person received such funds as gifts from donors to support its programs and net investment gains thereon. The source of funds for the purchases of 403,994 Common Shares reported by the Reporting Person was working capital of Yale University

Retirement Plan for Staff Employees ("YURPSE"). YURPSE received such funds as contributions from Yale and net investment gains thereon.

ITEM 4.       PURPOSE OF TRANSACTION

         The Common Shares were acquired by the Reporting Person for the purpose of investment.

         On September 17, 2002, an employee of the Reporting Person was elected to the Board of Trustees of the Trust. This Schedule 13D filing, in lieu of the Reporting Person's normal filing on Schedule 13G, is occasioned solely by the joining of the Trust's Board of Trustees by the Reporting Person's employee. Because of his election to the Trust's Board of Trustees, it is possible that the Reporting Person's investment in the Trust could be viewed as having the purpose or affect of changing or influencing the control of the issuer. In order to avoid any question as to whether the Reporting Person's beneficial ownership is being reported on the proper form and in order to provide greater investment flexibility, the Reporting Person has decided to file its beneficial ownership reports on the more detailed Schedule 13D rather than on the short-form Schedule 13G and thereby to provide more expansive disclosure than may be necessary. This
Schedule 13D shall not be deemed an admission that the Reporting Person is required to file its beneficial ownership reports on Schedule 13D rather than on
Schedule 13G.

         The Reporting Person may, depending on market conditions, the trading prices for the Common Shares, alternative investment opportunities, the availability of funds, and the outlook for the sector and for the Trust, acquire additional Common Shares, or may sell all or part of its holdings of Common Shares, in the open market or in privately negotiated transactions. Except as set forth above, the Reporting Person has no plans or proposals with respect to any of the matters set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Person may, at any time and from time to time, review or reconsider its position with respect to the Trust, and formulate plans or proposals with respect to any such matters.

ITEM 5.       INTEREST IN SECURITIES OF THE ISSUER

         (a) The Reporting Person beneficially owns, within the meaning of Rule 13d-3 under the Exchange Act, 8,825,753 Common Shares. The Common Shares owned by the Reporting Person constitute approximately 35.6% of the Common Shares issued and outstanding (computed on the basis of 24,800,328 Common Shares issued and outstanding, as reported in the Trust's Form 10-Q for the quarterly period ended June 30, 2002 filed with the Securities and Exchange Commission on August 13, 2002).

         (b) The Reporting Person has sole power to dispose of 8,421,759 Common Shares and shared power to direct the disposition of 403,994 Common Shares held of record by YURPSE. YURPSE has shared power to direct the disposition of 403,994 Common Shares.

         The Reporting Person has sole power to vote 7,440,098 Common Shares and shared power to direct the vote of 403,994 Common Shares held of record by YURPSE. YURPSE has shared power to direct the vote of 403,994 Common Shares.

         The Reporting Person disclaims beneficial ownership of the Common Shares held by YURPSE.

         The Trust has sole power to vote 981,661 Common Shares beneficially owned by the Reporting Person (see the first paragraph of Item 6 below, which is incorporated herein by reference).

         (c)-(e)  Not applicable

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Pursuant to an agreement between the Reporting Person and the Trust dated as of February 27, 2002 (the "Voting Trust Agreement"), the number of Common Shares held by the Reporting Person in excess of 30% of all Common Shares outstanding at any given time is required to be placed in a voting trust as to which the Trust acts as voting trustee and has the exclusive right to vote such Common Shares. As of this date, 981,661 Common Shares beneficially owned by the Reporting Person are subject to the Voting Trust Agreement. The Voting Trust Agreement will terminate at the time the Reporting Person's ownership of the Common Shares is 5% or less of all Common Shares outstanding or when terminated at the discretion of the Trust. The Trust is required to vote the Common Shares that are subject to the Voting Trust Agreement in exact proportion to the actual vote of all Common Shares voting.

         Other than the Voting Trust Agreement, there are no contracts, understandings or relationships (legal or otherwise) among the persons named in
Item 2 hereof and between such persons or any person with respect to any securities of the Trust including but not limited to transfer or voting of any of the Common Shares, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.       MATERIAL TO BE FILED AS EXHIBITS

         1. Voting Trust Agreement between the Reporting Person and the Trust dated as of February 27, 2002.

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                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  September 25, 2002


                                 YALE UNIVERSITY

                                 By: /s/ David F. Swensen
                                    ------------------------------
                                 Name:  David F. Swensen
                                 Title: Chief Investment Officer

                                  EXHIBIT INDEX

         1. Voting Trust Agreement between the Reporting Person and the Trust dated as of February 27, 2002.

                                     ANNEX A


Officers of Yale University:
----------------------------

Alison Fettes Richard
Provost
117 Hall of Graduate Studies
320 York Street
P.O. Box 208236
New Haven, CT 06520-8236

Linda Koch Lorimer
Vice President and Secretary
Woodbridge Hall, 105 Wall Street
P.O Box 208230
New Haven, CT 06520-8230

Dorothy Kathryn Robinson
Vice President and General Counsel
2 Whitney Avenue, 6th Floor
P.O. Box 208255
New Haven, CT 06520-8255

Charles James Pagnam
Vice President for Development
One Century Tower
265 Church Street
P.O. Box 2038
New Haven, CT 06521-2038

Bruce Donald Alexander
Vice President and Director of New Haven and State Affairs
433 Temple Street
P.O. Box 208332
New Haven, CT 06520-8332

Robert Loren Culver
Vice President for Finance and Administration
2 Whitney Avenue, 7th Floor
P.O. Box 208304
New Haven, CT 06520-8304

Fellows of the Yale Corporation:
--------------------------------
His Excellency the Governor of Connecticut

Her Honor the Lieutenant Governor of Connecticut

Richard Charles Levin
President of Yale University
Woodbridge Hall, 105 Wall Street
P.O. Box 208299
New Haven, CT 06520-8299

George Leonard Baker
Managing Director
Sutter Hill Ventures
755 Page Mill Road, A200
Palo Alto, CA 94304

Edward Perry Bass
Chairman and CEO
Fine Line Inc.
201 Main Street
Fort Worth, TX 76102-3105

Roland Whitney Betts
Chairman
Chelsea Piers Management, Inc.
Pier 62, Suite 300
New York, NY 10011

Dr. Benjamin Solomon Carson, Sr.
Director of Pediatric Neurosurgery
Johns Hopkins Medical Institutions
600 North Wolfe Street, Harvey 811
Baltimore, MD 21287

Gerhard Casper
President Emeritus, Peter & Helen Bing Professor in
Undergraduate Education, and Professor of Law
Stanford University
Institute for International Studies
E114 Encina Hall
Stanford, CA 94305-6055

Susan Crown
Vice President
Henry Crown & Company
222 North LaSalle Street, Suite 2000
Chicago, IL 60601

Charles Daniel Ellis
The Partners of `63
One Century Tower
265 Church Street
New Haven, CT 06510

Holcombe Tucker Green, Jr.
Principal
Green Capital Investors L.P.
3475 Piedmont Road N.W., Suite 1600
Atlanta, GA 30305

Maya Ying Lin
Founder and Principal
Maya Lin Studio
112 Prince Street, 4th Floor
New York, NY 10012

Linda Anne Mason
Chairman and Founder
Bright Horizons Family Solutions
P.O. Box 9177
Watertown, MA 02471

Rev. Victoria Matthews
Bishop of Edmonton
10035 103rd Street
Edmonton, Alberta, Canada T5J OX5

Indra K. Nooyi
President and Chief Financial Officer
Pepsi Co., Inc.
700 Anderson Hill Road
Purchase, NY 10577

Barrington Daniel Parker, Jr.
United States Circuit Judge
U.S. District Courthouse
300 Quarropas Street, Room 633
White Plains, NY 10601

John Ennis Pepper, Jr.
Chairman of the Executive Committee of the Board
Procter & Gamble Company
1 Procter & Gamble Plaza
Cincinnati, OH 45202

Theodore Ping Shen
Retired
178 Columbia Heights
Brooklyn Heights, NY 11201-2105

Janet Louise Yellen
Trefethen Professor of Business Administration
Haas School of Business
University of California
Berkeley, CA 94720-1900